Exhibit 99.1

PACIFIC THERAPEUTICS LTD.
FINANCIAL STATEMENTS

Years Ended
December 31, 2015 and 2014
(Expressed in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Pacific Therapeutics Ltd.

We have audited the accompanying financial statements of Pacific Therapeutics Ltd., which comprise the statements of financial position as at December 31, 2015 and 2014 and the statements of income (loss) and comprehensive income (loss), changes in shareholders’ deficiency, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Pacific Therapeutics Ltd. as at December 31, 2015 and 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Pacific Therapeutics Ltd.’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants
April 4, 2016

PACIFIC THERAPEUTICS LTD.
Statements of Financial Position
(Expressed in Canadian Dollars)

		December 31,	December 31,
AS AT:	Notes	2015	2014
		$	$
ASSETS
CURRENT
Cash and cash equivalents		-	1,513
Prepaid expenses and deposits		12,951	-
Goods and services tax receivable		1,744	1,312
		14,695	2,825
NON-CURRENT ASSETS
OTHER RECEIVABLE	5	1	-
INTANGIBLE ASSETS	6	-	64,490
		14,696	67,315
LIABILITIES
CURRENT
Bank overdraft		141	-
Trade payable and accrued liabilities		333,034	267,474
Convertible note	7	62,460	26,642
Derivative component of convertible note	7	-	36,188
Due to related parties	8	228,471	612,772
		624,106	943,076
SHAREHOLDERS' DEFICIENCY
Share capital	9	2,800,010	2,760,010
Shares committed for issuance	9	4,800	-
Share subscriptions received	9	-	30,000
Equity component of convertible note		1,080	-
Warrant and option reserve	9	121,939	289,766
Deficit		(3,537,239)	(3,955,537)
		(609,410)	(875,761)
		14,696	67,315
Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 14)

On behalf of the Board:

“Robert Horsley”	Director	“Brian Gusko”	Director
Robert Horsley		Brian Gusko

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
Statements of Income (Loss) and Comprehensive Income(Loss)
(Expressed in Canadian Dollars)

		Year ended	Year ended
		December 31,	December 31,
	Notes	2015	2014
Expenses
Advertising and promotion		22,386	67,923
Amortization of property and equipment		-	1,216
Amortization of intangible assets	6	2,993	5,618
Bank charges and interest		4,077	10,047
Donation		-	500
Insurance		9,707	30,194
Investor relations		-	25,075
Accretion	7	25,503	11,005
Office and miscellaneous		1,666	5,428
Professional fees		85,486	168,490
Rent and occupancy costs		3,172	14,543
Share based payments		11,998	152,028
Telephone and utilities		1,516	2,006
Transfer agent		9,462	24,107
Travel		230	11,906
Wages and benefits		106,667	160,947
		(284,863)	(691,033)

Foreign exchange (loss)/gain		(28,269)	440
Interest expense convertible notes	7	(6,395)	(1,825)
Gain on debt forgiveness	8	535,077	-
Loss on retirement of assets		-	(1,227)
Loss on settlement of convertible note	7	(5,000)	-
Gain on derivative liability	7	36,188	-
Impairment of intangible assets	6	(67,065)	-
		464,536	(2,612)

Net Income/(Loss)		179,673	(693,645)

Income/(Loss) per share Basic		0.13	(0.56)
Income/(Loss) per share Diluted		0.13	(0.56)
Weighted average shares outstanding - Basic and diluted		1,351,500	1,248,561

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian Dollars)

			Share	Shares	Equity
	Common		Subscriptions	committed for	component of	Warrant and
	shares	Share capital	received	issuance	convertible note	option reserve	Deficit	Total
	#	$	$	$	$	$	$	$
Balance at December 31, 2013	1,248,554	2,699,210	-	-	-	123,704	(3,263,058)	(440,144)
Common shares issued for cash @ $1.50	4,000	4,800	-	-	-	1,200	-	6,000
Shares exchanged for debt @ $1.50	46,667	56,000	-	-	-	14,000	-	70,000
Subscriptions received for shares @ $1.50	-	-	30,000	-	-	-	-	30,000
Share based payments	-	-	-	-	-	152,028	-	152,028
Options expired unexercised	-	-	-	-	-	(1,166)	1,166	-
Net loss for the year	-	-	-	-	-	-	(693,645)	(693,645)

Balance at December 31, 2014	1,299,221	2,760,010	30,000	-	-	289,766	(3,955,537)	(875,761)
Units exchanged for debt @ $1.50	39,333	23,600	-	-	-	35,400	-	59,000
Units issued for cash @ $1.50	27,333	16,400	(30,000)	-	-	24,600	-	11,000
Shares committed for issuance on exercise of warrants @ $0.90	-	-	-	4,800	-	(1,200)	-	3,600
Share based payments	-	-	-	-	-	11,998	-	11,998
Fair value of conversion feature on covertible note	-	-	-	-	1,080	-	-	1,080
Options and warrants expired unexercised	-	-	-	-	-	(238,625)	238,625	-
Net income for the year	-	-	-	-	-	-	179,673	179,673

Balance at December 31, 2015	1,365,887	2,800,010	-	4,800	1,080	121,939	(3,537,239)	(609,410)

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
Statements of Cash Flows
(Expressed in Canadian Dollars)

		Year ended	Year ended
	Notes	December 31, 2015	December 31, 2014
		$	$
Cash flows used in operating activities
Net income/(loss)		179,673	(693,645)
Adjustments for items not affecting cash
Amortization of property and equipment		-	1,216
Amortization of intangible assets		2,993	5,618
Accretion		25,503	11,005
Interest expense on convertible note		6,395	1,825
Gain on derivative liability		(36,188)	-
Share based payments		11,998	152,028
Loss on retirement of assets		-	1,227
Impairment of intangible assets		67,065	-
Gain on forgiveness of debt		(535,077)	-
Loss on settlement of convertible note		5,000	-
Changes in non-cash working capital balances
Goods and services tax recoverable		(432)	6,079
Prepaid expenses		(12,951)	36,605
Trade payable and accrued liabilities		124,561	111,273
		(161,460)	(366,769)
Cash flows used in investing activities
Additions to intangible assets		(5,570)	(10,195)
		(5,570)	(10,195)
Cash flows from/(used in) financing activities
Issue of common share/units for cash	9	14,600	6,000
Due to related parties	8	150,776	142,685
Share subscriptions received		-	30,000
Convertible note		-	50,000
Repayment of convertible note		-	(30,900)
		165,376	197,785

Change in cash and cash equivalents		(1,654)	(179,179)
Cash and cash equivalents, beginning of year		1,513	180,692
Cash and cash equivalents, end of year		(141)	1,513

Supplemental Cash Flow Information (Note 13)

The accompanying notes are an integral part of these financial statements.

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

1.	NATURE AND CONTINUANCE OF OPERATIONS

Pacific Therapeutics Ltd. (the “Company" or "PTL") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. The Company is a development stage company focused on developing proprietary drugs to treat certain types of lung disease including fibrosis. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and opened for trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On March 15, 2016, the Company completed a share consolidation on the basis of thirty pre-consolidation common shares for each post consolidation common share. Upon approval by the Canadian Securities Exchange the Company began trading under the existing symbol “PT” on March 15, 2016. As such, all current and comparative share amounts have been restated to account for the 30 to 1 common share consolidation.

PTL has financed its cash requirements primarily from share issuances and payments from research collaborators. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

The Company’s financial statements as at December 31, 2015 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has net income of $179,673 for the year ended December 31, 2015 (2014 – net loss $693,645) and has a working capital deficiency of $609,411 at December 31, 2015 (2014 – $940,251).

The Company is subject to risks and uncertainties common to drug discovery companies, including technological change, potential infringement on intellectual property of and by third parties, new product development, regulatory approval and market acceptance of its products, activities of competitors and its limited operating history. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a)	Statement of Compliance

These financial statements of the Company for the years ended December 31, 2015 and 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC”).

These financial statements were approved and authorized for issue by the Board of Directors on April 4, 2016

(b)	Basis of Presentation

These financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The financial statements are presented in Canadian dollars which is the Company’s functional currency.

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

(c)	Use of Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made that relate to the following key estimates:

Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Intangible Assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The fair value of the underlying common shares is assessed as the most recent issuance price per common share for cash proceeds. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 9.

3.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these financial statements:

(a)	Cash and cash equivalents

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less.

(b)	Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years ended December 31, 2015 and 2014 this calculation proved to be anti-dilutive and therefore diluted per share amounts do not differ from basic per share amounts.

(c)	Research and development

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets the criteria for deferral and amortization. No such costs have been deferred as at December 31, 2015 and 2014. Scientific Research and Experimental Development ("SR&ED") tax credits are recorded on a cash basis due to the uncertainty surrounding final approval of the SR&ED tax credit application. Tax credits received are recorded as a reduction in research and development costs incurred in the year.

(d)	Property and equipment

Property and equipment is recorded at cost. Amortization is recorded annually at rates calculated to write off the assets over their estimated useful lives as follows:

Computer equipment	45% declining balance
Furniture and fixtures	20% declining balance
Lab equipment	50% declining balance
Leasehold improvements	straight-line over the term of the lease

In the year of acquisition, these rates are reduced by one-half.

(e)	Intangible assets

Technology licenses acquired from third parties that include licenses and rights to technologies are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the useful lives of the underlying technologies and patents, usually for a period not exceeding 15 years.

Management evaluates the recoverability of technology licenses and patents on an annual basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value for each cash-generating unit, calculated based on undiscounted future cash flows, is less than the carrying value, the asset is written down to its fair value. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

(f)	Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (CGUs), which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

(g)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

(h)	Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to warrants and options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related amount in warrants and options reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

(i)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets result from unused loss carry-

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j)	Financial instruments

(a)	Financial assets

The Company classifies its financial assets in the following categories: held-to-maturity, fair value through profit or loss (“FVTPL”), loans and receivables, and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized through profit or loss.

Available-for-sale

Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized through other comprehensive income (loss).

The Company has classified its cash and cash equivalents at fair value through profit or loss. The Company’s receivables are classified as loans and receivables.

Impairment of financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset could be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, this reversal is recognized in profit or loss.

(b)	Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company's accounting policy for each category is as follows: Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method.

The Company’s accounts payable and accrued liabilities, convertible note and due to related parties are classified as other financial liabilities. The Company’s derivative liability component of the convertible note is classified as fair value through profit or loss.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these financial statements, the IASB and International Financial Reporting Interpretation Committee (“IFRIC”) have issued the following new and revised standards, amendments and interpretations which are not yet effective during the year ended December 31, 2015:

Effective for annual periods beginning on or after January 1, 2018

  IFRS 9, Financial Instruments – Classification and Measurement

IFRS 9 is a new standard on financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 addresses classification and measurement of financial assets and financial liabilities as well as derecognition of financial instruments. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

  IFRS 15, Revenue from Contracts with Customers:

IFRS 15 is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue – Barter Transactions involving Advertising Service.

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

The Company has not early adopted these standards, amendments and interpretations and anticipates that the application of these standards, amendments and interpretations will not have a material impact on the financial position and financial performance of the Company.

5.	SALE OF INTANGIBLE ASSETS

On July 24, 2015 (effective on August 25, 2015 with shareholder approval) the Company entered into a definitive agreement with Forge Therapeutics Inc. ("Forge") - a private US company - to sell the Company’s patents in the area of the development of therapies for fibrosis and erectile dysfunction. Proceeds from the sale were a commitment by Forge to issue 15,000,000 common shares.

Subject to the terms of the Agreement, if the 15,000,000 shares are not issued to the Company within 3 years, then the Company may trigger the issuance of the shares, and if at the end of 5 years the shares have not been issued then Forge must return the assets to the Company. In the event of a sale by Forge to a third party of the assets purchased under the Agreement, the Company will receive 6% of the value of that transaction, subject to certain conditions. The Company has assessed that the fair value of the right to receive the shares from Forge is not determinable and accordingly has recorded a nominal value of $1.

A condition of the sale was that Forge will pay to the Company an annual maintenance fee of $50,000. In the Company’s judgement, no portion of this amount will be recognized until collection can be assured.

6.	INTANGIBLE ASSETS - PATENTS

Due to the finite life of the patents which begins from the date of application; the Company amortizes all patent costs over the expected life of the patent. During the year ended December 31, 2015, the Company recognized impairment on its intangible assets of $67,065 as a result of the Company’s inability to raise sufficient funds to develop the assets. The Company disposed of its patents during the year ended December 31, 2015 (Note 5).

Cost
December 31, 2013	$77,884
Additions	10,195
December 31, 2014	$88,079
Additions	5,570
Impairment	(93,648)
Disposition	(1)
December 31, 2015	$-
Amortization
December 31, 2013	$17,971
Amortization for the year	5,618
December 31, 2014	$23,589
Amortization for the year	2,993
Impairment	(26,582)
December 31, 2015	$-
Carrying amounts
December 31, 2014	$64,490
December 31, 2015	$-

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

7.	CONVERTIBLE NOTES AND DERIVATIVE LIABILITY

On September 11, 2014 the Company issued a convertible note for $50,000 due on September 11, 2015 with an interest rate of 1% per month payable quarterly. The note is unsecured but convertible at the option of the holder into common shares of the Company at a price based on the weighted average closing price of the Company's shares on the Canadian Stock Exchange for the ten (10) trading days immediately preceding the conversion date, less fifteen per cent (15%). The convertible note has both debt and derivative liability characteristics. The Company initially valued the note by calculating the derivative liability component then applying the residual value to the debt component. The derivative liability component of the loan was calculated using the Black-Scholes Pricing Model and was estimated to be $36,188.

On September 11, 2015, when the note matured the Company was unable to repay the amount owing consisting of principal of $50,000 and unpaid interest of $6,000. The note holder agreed to accept and the Company agreed to a penalty of $5,000 bringing the total owing to $61,000. The Company and the note holder further agreed to issue a new convertible note effective September 11, 2015 in the amount of $61,000 due on September 11, 2016 convertible at the option of the holder into common shares at $1.50 per share with an interest rate of 1% per month payable quarterly. The note is unsecured but convertible at the option of the holder into common shares of the Company at a price of $0.05 per share. The fair value of the conversion feature was classified as equity and valued at $1,080. The present value of the debenture was assessed as $59,920 based on the face value of $61,000, term of 1 year, interest of 12% per annum and the discount rate of 14%.

At December 31, 2015 and 2014 the Company’s convertible notes were valued as follows:

	December 31, 2015	December 31, 2014
Opening balance	$26,642	$-
Loan proceeds	-	50,000
Derivative component	-	(36,188)
Equity component	(1,080)	-
Loss on settlement of convertible note	5,000	-
Accretion	25,503	11,005
Accrued interest	6,395	1,825
	$62,460	$26,642

The fair value of the derivative component of the loan at December 31, 2015 of $Nil and December 31, 2014 of $36,188 were calculated using the Black-Scholes Pricing Model using the following assumptions:

	December 31, 2015	December 31, 2014
Dividend Yield	-	0%
Expected Volatility	-	160.63%
Risk free interest rate	-	1.60%
Expected life in years	-	1

During the year ended December 31, 2015, the Company recognized gains on revaluation of the derivative liability of $36,188.

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

8.	RELATED PARTY TRANSACTIONS AND BALANCES

Due to related Parties

Due to related parties consists of short term amounts loaned, services rendered and expenses paid on behalf of the Company by shareholders of the Company that are unsecured, non-interest bearing, and payable on demand.

	December 31, 2015	December 31, 2014
Amounts owing to the CFO and director for loans and consulting, accounting fees and interest on ISA.	$23,986	$124,724
Amounts owing to a former director for legal fees	21,328	19,928
Amounts owing to a former director for loans and interest on ISA	10,000	2,964
Amount owing to a former CEO and former director for advances to the Company and for interest on ISA.	173,157	465,156
	$228,471	$612,772

Related Party Transactions and Key Management and Personnel Compensation

Payment or accruals for related party services provided to the company were:

	Year ended	Year ended
	December 31, 2015	December 31, 2014
Salary paid or accrued for a former CEO and former director	$106,667	$160,000
Consulting fees paid or accrued to the CFO and director	24,000	36,000
Accounting fees paid or accrued to a company controlled by the CFO and director	7,500	6,000
Legal fees for services provided by a director	1,334	3,121
Share-based payments for options issued to a director	4,500	67,835

Total key management personnel compensation	$144,001	$272,956

During the year ended December 31, 2015 the Company granted options to a director valued at $4,500 (2014 - $67,835). The 2015 options consisted of 5,000, 5 year $3.00 incentive stock options that vested at date of grant (Note 9).

During the year ended December 31, 2015, the Company entered into debt settlement agreements with officers and directors of the Company through which $535,077 in due to related parties was forgiven.

9.	SHARE CAPITAL

Class A Common Shares

Authorized
Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value
Issued
1,365,887	Class A common shares without par value
NIL	Class B Series I preferred shares without par value
NIL	Class B Series II preferred shares without par value

On May 20, 2015 the Company received $3,600 for the exercise of 4,000 warrants to purchase a common share at $0.90. The shares were not issued until after December 31, 2015 (Note 13). On 15

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

exercise, the Company reversed $1,200 out of reserves into shares committed for issuance.

On March 20, 2015 the Company closed the second tranche of a non-brokered private placement and issued 66,666 units at $1.50 per unit for cash proceeds of $41,000 (of which $30,000 was received in 2014 and $11,000 received in 2015) and to retire debts totaling $59,000. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $4.50 until March 20, 2016. Each share purchase warrant included was assessed a value of $0.90 based on the residual value method. As such, a total of $60,000 was allocated to warrant reserves.

On October 3, 2014 the Company closed the first tranche of a non-brokered private placement and issued 50,667 units at $1.50 per unit for cash proceeds of $6,000 and to retire debts totaling $70,000. The debts related to consulting services by arm’s length parties for $20,000 and reduction of $50,000 in balances owing to a related party. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $4.50 until October 3, 2015. Each share purchase warrant included was assessed a value of $0.30 based on the residual value method. As such, a total of $15,200 was allocated to warrant reserves.

Stock options and share based payments:

As at December 31, 2015 and 2014 the following stock options were outstanding and exercisable:

Expiry Date	Exercise
	Price $	31-Dec-15	31 Dec 14
05-Mar-15	8.10	-	12,500
11-Jun-15	1.80	-	16,667
30-Oct-15	3.00	-	6,667
10-Jan-17	3.00	-	13,333
03-Jul-17	3.00	833	15,833
21-Dec-17	3.00	5,000	15,000
04-Apr-18	3.00	3,333	11,667
16-Sep-18	3.00	-	3,333
28-Oct-17	3.00	-	3,333
07-Mar-19	3.00	4,167	17,500
28-Oct-19	3.00	-	6,667
Balance	3.00	13,333	122,500

On January 10, 2015, 90 days after their consulting agreement was terminated, 13,333 options issued to consultants with an exercise price of $3.00 and an original expiry date of January 10, 2017 were cancelled.

On February 2, 2015, the Company issued 13,333 options to purchase common shares of the company: 5,000, 5 years options with an exercise price of $3.00 were issued to Wendi Rodrigueza a former director of the Company, and 8,333, 3 years options with an exercise price of $7.50 were issued to a consultant.

On February 28, 2015, 90 days after their consulting agreement was terminated, 6,667 options issued to consultants with an exercise price of $3.00 and an original expiry date of October 30, 2015 were cancelled.

On March 5, 2015, 12,500 options with an exercise price of $8.10 expired unexercised. On June 11, 2015, 16,667 options with an exercise price of $1.80 expired unexercised.

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

On November 23, 2015, 90 days after the resignation of the CEO and 90 days following the annual general meeting when the board of directors did not stand for re-election 45,000 options with expiry dates between January 17, 2015 and February 20, 2020 and with exercise prices of $3.00 expired in accordance with the terms of their option agreements.

On November 23, 2015, 90 days after their consulting agreement was terminated, 28,333 options issued to consultants with an original expiry dates between July 3, 2017 and October 28, 2019 were cancelled.

The options outstanding and exercisable at December 31, 2015, have a weighted average remaining contractual life of 2.4 years (December 31, 2014 – 3.2 years). During year ended December 31, 2015, 13,333 options were issued (December 31, 2014 – 64,167). Stock option activity was as follows:

	December 31, 2015		December 31, 2014
	Options	Exercise	Options	Exercise
	Outstanding	Price $	Outstanding	Price $
Balance beginning of year	122,500	$3.36	63,333	$4.41
Expired/Cancelled	(122,500)	$(3.66)	(5,000)	8.10
Issued	13,333	$5.81	64,167	2.69
Balance at year end	13,333	$3.00	122,500	$3.36

The fair value of share based awards is determined using the Black-Scholes Option Pricing model. The model utilizes certain subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The Company used the Black-Scholes Option Pricing Model for multiple stock option grants occurring in 2015 and 2014. The Company issued 13,333 options during the year ended December 31, 2015: 8,333 3 year options with a strike price of $7.50 and 5,000 5 year options to a director Wendi Rodrigueza with a strike price of $3.00. The assumptions used in the Black-Scholes Option Pricing Model for employees, directors and consultants were:

	December 31, 2015	December 31, 2014
Expected volatility	299% - 308%	299% - 308%
Risk free interest rate	0.78% - 1.63%	0.78% - 1.63%
Expected life in years	5	1 - 5
Grant date fair value per option	$1.50 - $2.40	$1.50 - $2.40
Forfeiture rate	4%	4%

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

Warrants:

As at December 31, 2015 and 2014 the following share purchase warrants were issued and outstanding:

Expiry	Exercise
Date	Price $	2015	2014
12-Feb-15	$6.60	-	33,333
01-May-15	$6.60	-	43,333
03-Oct-15	$4.50	-	50,668
28-Feb-16	$3.00	23,333	23,333
01-Oct-16	$3.00	72,000	72,000
08-Oct-16	$3.00	3,000	3,000
18-Oct-16	$3.00	66,000	66,000
18-Oct-16	$3.00	1,333	1,333
05-Nov-16	$3.00	224,333	224,333
05-Nov-16	$3.00	1,667	1,667
20-Mar-16	$4.50	66,667	-
		458,333	519,000

The warrants outstanding and exercisable at December 31, 2015, have a weighted average remaining contractual life of 0.6 years (2014 – 1.5 years). Warrant activity was as follows:

	December 31, 2015		December 31, 2014
	Warrants	Exercise	Warrants	Exercise
	Outstanding	Price $	Outstanding	Price $
Opening balance	519,000	$3.68	607,328	$4.07
Expired	(123,334)	5.24	(162,328)	5.29
Exercised	(4,000)	4.50	-	-
Issued	66,667	4.50	74,000	4.03
Closing balance	458,333	$3.22	519,000	$3.68

10.	INCOME TAXES

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rate of 26% (2014 – 26%) to income tax expense is:

	2015	2014
	$	$

Income (loss) for the year	179,673	(693,645)
Expected income tax (recovery)	47,000	(180,000)
Change in statutory, foreign tax, foreign exchange rates and other	8,000	(24,000)
Permanent Difference	(147,000)	40,000
Change in unrecognized deductible temporary differences	92,000	164,000
Total income tax expense (recovery)	-	-

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

Deferred taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Deferred tax assets are evaluated periodically and if realization is not considered likely, a valuation allowance is provided.

(a)	Deferred tax asset and liabilities:

	2015	2014
	$	$

Deferred Tax Assets (liabilities)
Operating loss carry-forward	995,000	909,000
Property and equipment	1,000	1,000
Allowable capital losses	8,000	-
Share issue costs	5,000	8,000
Intangible assets	-	(1,000)
Unrecognized deferred tax assets	1,009,000	917,000

(b)	Loss carry-forwards:

The Company has accumulated non-capital losses of approximately $3,827,000 (2014 -$3,497,000) which will expire in between 2016 and 2035 (2014 between 2016 and 2034).

11.	CAPITAL DISCLOSURE

The Company considers its capital under management to be comprised of shareholders’ equity and any debt that it may issue. The Company’s objectives when managing capital are to continue as a going concern and to maximize returns for shareholders over the long term. The Company is not subject to any capital restrictions. There has been no change in the Company’s objectives in managing its capital.

12.	FINANCIAL INSTRUMENTS AND RISK

As at December 31, 2015, the Company’s financial instruments consist of bank overdraft, trade payables and accrued liabilities, due to related parties and convertible note.

The carrying value of bank overdraft, trade payables and accrued liabilities, and due to related parties approximate their fair values because of the short term nature of these instruments. The fair value of the convertible note is its face value of $61,000.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with a high credit quality financial institution.

Liquidity Risk

Of the Company’s financial liabilities, $333,034 are current trade payables, $62,460 is due on September 11, 2016 (Note 7), $228,471 is due on demand to related parties. The Company manages liquidly risk through management of its capital resources discussed above.

Foreign Exchange Risk

The Company is not exposed to foreign exchange risk on its financial instruments.

Interest Rate Risk

At December 31, 2015, the Company is not exposed to significant interest rate risk as its interest bearing debt is short term at fixed rates.

Pacific Therapeutics Ltd.
Notes to Financial Statements
Years Ended December 31, 2015 and 2014

Fair Value

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash and cash equivalents are measured using level 1 fair value inputs.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2015, the Company had the following non-cash financing and investing transactions:

  The issuance of 39,333 units to retire $59,000 in debt to related parties (Note 9).

  Recognition of an equity component of $1,080 on issuance of a convertible note.

During the year ended December 31, 2014 the Company had the following non-cash transactions:

  The issuance of 46,667 units to retire $70,000 in accounts payable (Note 9)

  Recognition of a derivative liability of $36,188 on issuance of a convertible note (Note 7)

14.	SUBSEQUENT EVENTS

On February 16, 2016 the Company issued 4,000 shares for warrants exercised at $1.50 per share for gross proceeds of $6,000 (Note 9).

On March 7, 2016 the Company announced a has entered into a joint venture agreement to develop an early-stage immune-boosting herbal supplement with TrueVita Supplements.

The herbal supplement, BP120, has not undergone any extensive scientific review. This herbal supplement is aimed at the treatment of immune deficiency and hypertension.

TrueVita and the Company will be equal partners in the joint venture with each maintaining a 50-percent ownership.

In connection with the joint venture, the Company will issue 10,000 common shares with such shares being subject to a hold period of four months and a day.

On March 15, 2016, the Company completed a share consolidation on the basis of thirty pre-consolidation common shares for each post consolidation common share (Note 1).

On March 30, 2016 completed a private placement of 4,855,998 shares at $0.06 per share for gross proceeds of $291,360.